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                                                                    Exhibit 99.1

                                  Laidlaw Inc.
                             3221 North Service Road
                               Burlington, Ontario
                                 Canada L7R 3Y8



                                  May 19, 2003



Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.  20549


         Re: Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of
             2002

Ladies and Gentlemen:

         Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, in connection with the filing of the Form 40-F of Laidlaw Inc. (the "Company") for the year ended August 31, 2002, as filed with the Securities and Exchange Commission on May 19, 2003 (the "Report"), each of the undersigned officers of the Company certifies, that, to such officer's knowledge:

    (1) Except as noted below, the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

    (2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company as of the dates and for the periods expressed in the Report.

                                 /s/ Kevin E. Benson
                                 ---------------------------------------------
                                 Name:  Kevin E. Benson
                                 Title: President and Chief Executive Officer

                                 /s/ Douglas A. Carty
                                 ---------------------------------------------
                                 Name:  Douglas A. Carty
                                 Title: Senior Vice-President and Chief
                                        Financial Officer

    Note: The Auditors' Report with respect to the consolidated statements of operations and deficit and cash flows for the year ended August 31, 2000 contains a scope limitation. This may not fully comply with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934.